UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

May 22, 2023

Mizuho Financial Group, Inc.

Signing of Merger Agreement Between Mizuho and Greenhill

Merger Agreement

Mizuho Financial Group, Inc. (“Mizuho”) (TSE: 8411 and NYSE: MFG) and Greenhill & Co., Inc. (“Greenhill”) (NYSE: GHL) today announced a definitive agreement for Mizuho to acquire Greenhill in an all-cash transaction at $15 per share, reflecting an enterprise value of approximately $550 million, including assumed debt. The transaction is expected to close by year end and is subject to approval by Greenhill stockholders, as well as required regulatory approvals and other customary closing conditions. A copy of the joint press release announcing the transaction is attached hereto as Exhibit 99.1.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Words or phrases such as “believe,” “estimate,” “expect,” “anticipate,” “plan,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions, or the negatives of those words or phrases, may identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition (the “Proposed Transaction”) of Greenhill by Mizuho, including future financial and operating results, Greenhill’s or Mizuho’s plans, objectives, expectations and intentions, the expected timing of completion of the Proposed Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Greenhill’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Greenhill or Mizuho to terminate the definitive merger agreement governing the terms and conditions of the Proposed Transaction; the outcome of any legal proceedings that may be instituted against Greenhill or Mizuho; the possibility that the Proposed Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Greenhill or Mizuho or the expected benefits of the Proposed Transaction); the risk that the benefits from the Proposed Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Greenhill and Mizuho operate; the ability to promptly and effectively integrate the businesses of Greenhill with those of Mizuho; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Greenhill’s or Mizuho’s clients, employees or other business partners, including those resulting from the announcement or completion of the Proposed Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on Greenhill’s or Mizuho’s businesses, the ability to complete the Proposed Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Greenhill’s or Mizuho’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Greenhill’s or Mizuho’s results.

All forward-looking statements attributable to Greenhill or Mizuho, or persons acting on Greenhill’s or Mizuho’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Greenhill and Mizuho do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law and, for Mizuho, the rules of the Tokyo Stock Exchange. If Greenhill or Mizuho update one or more forward-looking statements, no inference should be drawn that Greenhill or Mizuho will make additional updates with respect to those or other forward-looking statements. Further information regarding Greenhill and factors which could affect the forward-looking statements contained herein can be found in Greenhill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC. Further information regarding factors that could affect Mizuho’s results is included in a number of publicly available documents published by Mizuho. These include Mizuho’s annual securities report, Integrated Report, and “Item 3.D. Key Information—Risk Factors” in Mizuho’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission, which is available in the Financial Information section of Mizuho’s web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Press Release, dated May 22, 2023, of Mizuho Financial Group, Inc. and Greenhill & Co., Inc.